Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: July 2006

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                                  No   X
                      -----                                               ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

1.       July 26, 2006 German Press Release - First Half of 2006

2.       July 26, 2006 Shareholder Letter - Report on the First Half of 2006

                                                                       Exhibit 1
                               [SGL CARBON LOGO]



SGL Carbon: First Half of 2006

- Sales in H1/2006 plus 9%, EBIT before ECJ decision plus 45% compared to H1/2005
-    Return on sales before ECJ decision 14% in H1/2006
-    Pre tax profit before ECJ decision more than doubled in H1/2006 to (euro)
     56.7 million
- ECJ decision of June 29, 2006 burdens EBIT with (euro) 23.5 million and net financing costs with (euro) 12.8 million
- Further earnings improvement expected for Q3/2006 and guidance for 2006 before ECJ decision raised

Wiesbaden, July 26, 2006. Thanks to the favourable development of demand in all three business units, consolidated sales increased by 9% to (euro) 568.9 million in H1/2006, or 7% after adjusting for foreign currency changes. EBIT before ECJ decision increased more than expected, by 45% to (euro) 79.2 million. The main reasons for the earnings growth were the sustained positive development at Carbon and Graphite and Specialties as well as cost savings amounting to some
(euro) 12 million.

Net Financing Costs
In H1/2006, the net financing costs before ECJ decision improved to minus
(euro) 22.5 million compared with minus (euro) 27.8 million in the same six months of the previous year. This was due primarily to reduced net interest expenses resulting from the decrease of financial liabilities as well as lower interest expenses in connection with the antitrust proceedings resulting from the complete payment of the remaining North American antitrust liabilities in 2005 and the cash funding of the first European antitrust fine in April 2006. Furthermore, the other financing expenses are impacted by positive mark-to-market valuations of interest and currency instruments of the Company.

Profit before and after taxes
In the first half-year, pre tax earnings before ECJ decision more than doubled from (euro) 26.8 million in H1/2005 to (euro) 56.7 million in the reporting period. Due to the absolute level reached and the minimum taxation regulations in Germany, SGL Carbon did not book any deferred taxes for the tax-deductible interest expenses from the antitrust proceedings. Including the charges from the ECJ decision, a net profit for the period of (euro) 1 million was generated. Based on an average number of shares of 60.2 million, earnings per share amounted to (euro) 0.02.


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

Statement of Changes in Shareholders' Equity
As a result of the capital increases, shareholders' equity increased as at June 30, 2006 by (euro) 90 million to (euro) 402 million, thus leading to an improvement in the equity ratio from 27.2% to 34.1%. An equity ratio of 37% would have resulted without the negative impact from the ECJ decision.

Net Debt
As at June 30, 2006, there was a significant improvement in net financial debt due to a reduction of (euro) 21 million in financial liabilities. In April 2006, the proceeds from the capital increase in addition to part of the cash and cash equivalents were used to cash fund the first European antitrust fine on the basis of the EC decision of April 29, 2004. For this reason, the ECJ decision of June 29, 2006 only impacts Q3/2006 with a cash outflow of (euro) 8.5 million. After payment in Q3/2006, a total of approximately (euro) 17 million will have been deployed in 2006 for making antitrust payments in addition to the funds from the capital increase. Despite this cash outflow, SGL Carbon is adhering to the guidance of reducing net financial liabilities to below (euro) 240 million by year-end due to higher cash flow provided by operating activities.

European Court of Justice Decision
As previously reported, on June 29, 2006 the European Court of Justice
(ECJ) announced its decision in the "graphite electrodes" case, thus changing the decisions of the European Court (EC) of April 29, 2004 and the European Commission of July 18, 2001 and assessed a figure of (euro) 75.7 million. On the basis of this judgment, the Company made adjustments to its provisions in Q2/2006. As a result, EBIT was negatively impacted by (euro) 23.5 million and the net financing costs by (euro) 12.8 million. Both measures are non-cash in Q2/2006. As already reported, the fine and the outstanding interest on the basis of the EC decision were cash funded with the European Commission at the beginning of the second quarter with no acknowledgement of legal obligation. Consequently, the ECJ decision will result in a cash outflow of only (euro) 8.5 million in Q3/2006. With the ECJ decision and the measures taken in Q2/2006 impacting the balance sheet and income statement, the effects from the "graphite electrodes" proceedings are finally concluded.

Segment Reporting

Carbon and Graphite (CG)
In H1/2006, sales increased by 9% to (euro) 338.5 million, currency-adjusted by 7%. This was due to successfully implemented price increases for graphite electrodes and higher sales of cathodes. Despite the planned reduction in graphite electrode shipments, EBIT increased by 26% to
(euro) 76.1 million as a result of price increases and ongoing cost reduction measures. The return on sales improved to 22.5% in comparison to 19.4% in the same six months of the previous year. The average prices for graphite electrodes increased by 22% in USD and 10% in EUR compared to H1/2005. As expected, the reporting period saw a reduction in graphite electrode shipments of 10% compared to the exceptionally strong H1/2005. Even so, deliveries reached a level of 99,000 metric tons, which is comparable to the average first six months of previous years. The factor cost increase was at the upper end of the indicated range of 10-15%.

Specialties (S)
Sales increased by 15% to (euro) 145.9 million, currency-adjusted by 14%, particularly due to demand from the solar and nuclear energy industry as well as from industrial applications and as a result of the good order book in Process Technology. Against H1/2005, which included the weak Q1/2005, EBIT more than doubled owing to the sales growth and the resulting improvement in capacity utilization. Like in Q1/2006, the 11.8% EBIT margin in H1/2006 remains within our target range of 10-15%.

SGL Technologies (T)
Sales increased by 3% to (euro) 83.7 million, adjusted for currency, sales remained flat. Higher demand for carbon fibres more than compensated for the project and development related shift of Composites sales to H2/2006. EBIT at
(euro) 0.2 million is positive despite - as reported in Q1 - the burden resulting from a receivables writedown of approximately (euro) 1 million due to the Chapter 11 proceedings of Dana Corporation in the USA, one of SGL Carbon's customers in the area of Expanded Graphite.

Employees
The number of employees in the Group was 5,280 as at June 30, 2006 compared with 5,263 at the end of December 2005. Although the number of employees in Carbon and Graphite and Specialties declined slightly, additional employees were taken on by SGL Technologies due to the planned expansion of business.

Outlook
For Q3/2006, SGL Carbon is anticipating an increase in consolidated sales of at least 10% and consolidated EBIT of at least 20% compared to Q3/2005. Carbon and Graphite sales is likely to increase up to 20%, while the improvement in EBIT is again likely to be stronger with an increase of 30% to 40%. For Specialties, SGL Carbon expects another solid quarter of sales and EBIT, roughly at the same level as the strong third quarter of the previous year. At SGL Technologies, sales growth exceeding 10% and a positive EBIT is expected despite the shortfall of the AUDI special effect compared to Q3/2005. After the close of the first half-year, the Company is now raising its guidance for 2006, expecting sales to increase by 5-10% and an EBIT improvement before ECJ decision of at least 30%. A financial result before ECJ decision of approximately minus (euro) 50 million is still planned. As a consequence of the improved operating development, SGL Carbon anticipates pre tax and net profit before ECJ decision to more than double against the previous year.

Financial Highlights SGL Carbon Group
(in Mio. (euro) / unaudited)

                                                                                  1st Half
                                                                                  --------
                                                                            2006              2005
---------------------------------------------------------------------------------------------------------
Sales revenue                                                               568.9            521.8
---------------------------------------------------------------------------------------------------------
EBITDA 1)                                                                   104.7             89.4
---------------------------------------------------------------------------------------------------------
EBIT 1)                                                                     79.2              54.6
---------------------------------------------------------------------------------------------------------
Return on sales 1) 2)                                                       13.9%             10.5%
---------------------------------------------------------------------------------------------------------
Net profit before minority interests                                         1.0              14.9
---------------------------------------------------------------------------------------------------------
Earnings per share (in (euro))                                              0.02              0.26
---------------------------------------------------------------------------------------------------------
Cash flow from operations before antitrust payments 3)                      42.7              5.3
---------------------------------------------------------------------------------------------------------

                                                                           June 30,         Dec. 31,
                                                                            2006              2005
--------------------------------------------------------------------------------------------------------
Total assets                                                               1,177            1,183
--------------------------------------------------------------------------------------------------------
Shareholders' equity                                                         402              322
--------------------------------------------------------------------------------------------------------
Net debt                                                                     253              265
--------------------------------------------------------------------------------------------------------
Debt ratio (gearing) 4)                                                      0.6              0.8
--------------------------------------------------------------------------------------------------------
Equity ratio 5)                                                             34.1%            27.2%
--------------------------------------------------------------------------------------------------------

1) Before effect from ECJ decision of (euro) 23.5 million
2) Ratio of profit from operations to sales revenue
3) Without currency exchange rate effects
4) Net debt divided by shareholders' equity
5) Shareholders' equity divided by total assets

Retroactive adjustments
For the first time since the consolidated financial statements as at December 31, 2005 all previously non-consolidated subsidiaries are fully included in the scope of consolidation and two joint ventures are accounted for under the equity method. For the quarterly representation of the 2005 fiscal year, the reported data were adjusted to include the previously non-consolidated companies and thus made comparable.

Important Notice:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electric steel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.

Your contact:
-------------
Corporate Communications / Press Office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de

                                                                       Exhibit 2

Report on the First Half of 2006
--------------------------------

Highlights
----------

- Sales in H1/2006 plus 9%, EBIT before ECJ decision plus 45% compared to H1/2005
-    Return on sales before ECJ decision 14% in H1/2006
-    Pre tax profit before ECJ decision more than doubled in H1/2006 to (euro)
     56.7 million
- ECJ decision of June 29, 2006 burdens EBIT with (euro) 23.5 million and net financing costs with (euro) 12.8 million
- Further earnings improvement expected for Q3/2006 and guidance for 2006 before ECJ decision raised


Financial Highlights (unaudited)

                                                                                                       1st Half
---------------------------------------------------------------------------------------------------------------
(euro) million                                                                        2006                2005
---------------------------------------------------------------------------------------------------------------
Sales revenue                                                                        568.9                521.8
---------------------------------------------------------------------------------------------------------------
Gross profit                                                                         181.2                155.2
---------------------------------------------------------------------------------------------------------------
EBITDA 1)                                                                            104.7                 89.4
---------------------------------------------------------------------------------------------------------------
EBIT 1)                                                                               79.2                 54.6
---------------------------------------------------------------------------------------------------------------
Return on sales1) 2)                                                                  13.9%                10.5%
---------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                   1.0                 14.9
---------------------------------------------------------------------------------------------------------------
Earnings per share (in (euro))                                                        0.02                 0.26
---------------------------------------------------------------------------------------------------------------
Cash flow from operations before antitrust payments3)                                 42.7                  5.3
---------------------------------------------------------------------------------------------------------------

                                                                                   June 30,              Dec 31,
                                                                                   -----------------------------
(euro) million                                                                       2006                  2005
---------------------------------------------------------------------------------------------------------------
Total assets                                                                         1,177                1,183
---------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                                   402                  322
---------------------------------------------------------------------------------------------------------------
Net debt                                                                               253                  265
---------------------------------------------------------------------------------------------------------------
Debt ratio (gearing) 4)                                                                0.6                  0.8
---------------------------------------------------------------------------------------------------------------
Equity ratio 5)                                                                       34.1%                 27.2%
---------------------------------------------------------------------------------------------------------------

1)    Before effect from ECJ decision of (euro)23.5 million
2)    Ratio of profit from operations to sales revenue
3)    Without currency exchange rate effects
4)    Net debt divided by shareholders' equity
5)    Shareholders' equity divided by total assets

On June 29, 2006 the European Court of Justice (ECJ) announced its decision in the "graphite electrodes" case, thus changing the decisions of the European Court (EC) of April 29, 2004 and the European Commission of July 18, 2001 and assessed a figure of (euro) 75.7 million. On the basis of this judgment, the Company made adjustments to its provisions in Q2/2006. As a result, EBIT was negatively impacted by (euro) 23.5 million and the net financing costs by (euro)
12.8 million. Both measures are non-cash in Q2/2006. As already reported, the fine and the outstanding interest on the basis of the EC decision were cash funded with the European Commission at the beginning of the second quarter with no acknowledgement of legal obligation. Consequently, the ECJ decision will result in a cash outflow of only (euro) 8.5 million in Q3/2006. With the ECJ decision and the measures taken in Q2/2006 impacting the balance sheet and income statement, the effects from the "graphite electrodes" proceedings are finally concluded.


Retroactive adjustments

For the first time since the consolidated financial statements as at December 31, 2005 all previously non-consolidated subsidiaries are fully included in the scope of consolidation and two joint ventures are accounted for under the equity method. For the quarterly representation of the 2005 fiscal year, the reported data were adjusted to include the previously non-consolidated companies and thus made comparable.

Business Development in the Group
---------------------------------

Consolidated Income Statement (unaudited)

                                                                                                      1st Half
---------------------------------------------------------------------------------------------------------------
(euro) million                                                                               2006          2005
---------------------------------------------------------------------------------------------------------------
Sales revenue                                                                               568.9         521.8
---------------------------------------------------------------------------------------------------------------
Gross profit                                                                                181.2         155.2
---------------------------------------------------------------------------------------------------------------
Selling, administrative, research and other income/expense                                 -102.0        -100.6
---------------------------------------------------------------------------------------------------------------
EBIT effect from ECJ decision                                                               -23.5             -
---------------------------------------------------------------------------------------------------------------
Profit from operations                                                                       55.7          54.6
---------------------------------------------------------------------------------------------------------------
Net financing costs                                                                         -22.5         -27.8
---------------------------------------------------------------------------------------------------------------
Interest effect from ECJ decision                                                           -12.8             -
---------------------------------------------------------------------------------------------------------------
Profit before taxes                                                                          20.4          26.8
---------------------------------------------------------------------------------------------------------------
Income taxes                                                                                -19.4         -11.9
---------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                          1.0          14.9
---------------------------------------------------------------------------------------------------------------
Earnings per share                                                                           0.02          0.26
---------------------------------------------------------------------------------------------------------------

Thanks to the favourable development of demand in all three business units, consolidated sales increased by 9% to (euro) 568.9 million in H1/ 2006, or 7% after adjusting for foreign currency changes. EBIT before ECJ decision increased more than expected, by 45% to (euro) 79.2 million. The main reasons for the earnings growth were the sustained positive development at Carbon and Graphite and Specialties as well as cost savings amounting to some (euro) 12 million.


Net Financing Costs

                                                                                                       1st Half
---------------------------------------------------------------------------------------------------------------
(euro) million                                                                               2006          2005
---------------------------------------------------------------------------------------------------------------
Interest expense on loans (net)                                                             -12.8         -14.6
---------------------------------------------------------------------------------------------------------------
Interest expense on pensions                                                                 -6.8          -6.7
---------------------------------------------------------------------------------------------------------------
Interest expense on antitrust (non-cash)                                                     -1.1          -2.6
---------------------------------------------------------------------------------------------------------------
Total interest expense, net                                                                 -20.7         -23.9
---------------------------------------------------------------------------------------------------------------
Currency and hedging valuation adjustments of antitrust
liabilities (non-cash)                                                                        0.0          -1.0
---------------------------------------------------------------------------------------------------------------
Amortization of refinancing costs                                                            -1.7          -1.9
---------------------------------------------------------------------------------------------------------------
Other                                                                                        -0.1          -1.0
---------------------------------------------------------------------------------------------------------------
Total other financing expenses                                                               -1.8          -3.9
---------------------------------------------------------------------------------------------------------------
Net financing costs                                                                         -22.5         -27.8
---------------------------------------------------------------------------------------------------------------

In H1/2006, the net financing costs before ECJ decision improved to minus
(euro) 22.5 million compared with minus (euro) 27.8 million in the same six months of the previous year. This was due primarily to reduced net interest expenses resulting from the decrease of financial liabilities as well as lower interest expenses in connection with the antitrust proceedings resulting from the complete payment of the remaining North American antitrust liabilities in 2005 and the cash funding of the first European antitrust fine in April 2006. Furthermore, the other financing expenses are impacted by positive mark-to-market valuations of our interest and currency instruments.


Profit before and after taxes

In the first half-year, pre tax earnings before ECJ decision more than doubled from (euro) 26.8 million in H1/2005 to (euro) 56.7 million in the reporting period. Due to the absolute level reached and the minimum taxation regulations in Germany, we did not book any deferred taxes for the tax-deductible interest expenses from the antitrust proceedings. Including the charges from the ECJ decision, a net profit for the period of (euro) 1 million was generated. Based on an average number of shares of 60.2 million, earnings per share amounted to (euro) 0.02.

Financial Position
------------------


Consolidated Balance Sheet (unaudited)
Assets                                                                                   June 30,       Dec 31,
---------------------------------------------------------------------------------------------------------------
(euro) million                                                                               2006          2005
---------------------------------------------------------------------------------------------------------------
Non-current assets
Intangible assets                                                                              83            86
---------------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                                 341           346
---------------------------------------------------------------------------------------------------------------
Long-term investments                                                                          14            15
---------------------------------------------------------------------------------------------------------------
Deferred tax assets                                                                           119           129
---------------------------------------------------------------------------------------------------------------
                                                                                              557           576
                                                                                -------------------------------
Current assets
Inventories                                                                                   299           281
---------------------------------------------------------------------------------------------------------------
Trade receivables                                                                             199           195
---------------------------------------------------------------------------------------------------------------
Other current assets                                                                           37            34
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                                      82            93
---------------------------------------------------------------------------------------------------------------
                                                                                              617           603
                                                                                -------------------------------
Assets held for sale                                                                            3             4
---------------------------------------------------------------------------------------------------------------
Total assets                                                                                1,177         1,183
---------------------------------------------------------------------------------------------------------------

Equity and Liabilities                                                                   June 30,        Dec 31,
---------------------------------------------------------------------------------------------------------------
(euro) million                                                                               2006          2005
---------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                                          402           322
---------------------------------------------------------------------------------------------------------------
Minority interests                                                                              1             1
---------------------------------------------------------------------------------------------------------------
Total equity                                                                                  403           323
---------------------------------------------------------------------------------------------------------------

Non-current liabilities
Financial liabilities                                                                         321           336
---------------------------------------------------------------------------------------------------------------
Provisions for pensions and other employee benefits                                           160           159
---------------------------------------------------------------------------------------------------------------
Deferred tax liabilities                                                                       32            35
---------------------------------------------------------------------------------------------------------------
Other liabilities                                                                               1             1
---------------------------------------------------------------------------------------------------------------
Other provisions                                                                               15            13
---------------------------------------------------------------------------------------------------------------
                                                                                              529           544
                                                                                -------------------------------

Current liabilities
Financial liabilities                                                                           0             6
---------------------------------------------------------------------------------------------------------------
Trade payables                                                                                 89            89
---------------------------------------------------------------------------------------------------------------
Other liabilities                                                                              68            70
---------------------------------------------------------------------------------------------------------------
Other provisions                                                                               88           151
---------------------------------------------------------------------------------------------------------------
                                                                                              245           316
                                                                                -------------------------------
Total equity and liabilities                                                                1,177         1,183
---------------------------------------------------------------------------------------------------------------


As at June 30, 2006, total assets at (euro) 1,177 million were almost unchanged compared to the year-end 2005. The key development in H1/2006 was the cash funding of the first antitrust fine in April 2006 for which the proceeds from the capital increase in March 2006 and the existing cash position was used. Cash and cash equivalents to the amount of (euro) 18 million were used to pay back bank loans.


Working Capital
                                                                                         June 30,       Dec 31,
---------------------------------------------------------------------------------------------------------------
(euro) million                                                                               2006          2005
---------------------------------------------------------------------------------------------------------------
Inventories                                                                                   299           281
---------------------------------------------------------------------------------------------------------------
Trade receivables                                                                             199           195
---------------------------------------------------------------------------------------------------------------
Less trade payables                                                                           -89           -89
---------------------------------------------------------------------------------------------------------------
Working capital                                                                               409           387
---------------------------------------------------------------------------------------------------------------

The increase in working capital of around (euro) 22 million
(currency-adjusted approximately (euro) 33 million) compared to year-end 2005 corresponds to the typical seasonal development at this time of the year.


Statement of Changes in Shareholders' Equity

                                                                                       Six months        Equity
---------------------------------------------------------------------------------------------------------------
(euro) million                                                                              2006          Ratio
---------------------------------------------------------------------------------------------------------------
Balance at January 1                                                                          322         27.2%
---------------------------------------------------------------------------------------------------------------
Capital increase                                                                               90
---------------------------------------------------------------------------------------------------------------
Net profit                                                                                      1
---------------------------------------------------------------------------------------------------------------
Currency exchange differences and other                                                       -11
---------------------------------------------------------------------------------------------------------------
Balance at June 30                                                                            402         34.1%
---------------------------------------------------------------------------------------------------------------

As a result of the capital increases, shareholders' equity increased as at June 30, 2006 by (euro) 90 million to (euro) 402 million, thus leading to an improvement in the equity ratio from 27.2% to 34.1%. An equity ratio of 37% would have resulted without the negative impact from the ECJ decision.


Net Debt

                                                                                         June 30,       Dec 31,
---------------------------------------------------------------------------------------------------------------
(euro) million                                                                              2006           2005
---------------------------------------------------------------------------------------------------------------
Financial liabilities                                                                         321           342
---------------------------------------------------------------------------------------------------------------
plus accrued refinancing cost                                                                  14            16
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                                     -82           -93
---------------------------------------------------------------------------------------------------------------
Net financial debt                                                                            253           265
---------------------------------------------------------------------------------------------------------------

As at June 30, 2006, there was a significant improvement in net financial debt due to a reduction of (euro) 21 million in financial liabilities. In April 2006, the proceeds from the capital increase in addition to part of the cash and cash equivalents were used to cash fund the first European antitrust fine on the basis of the EC decision of April 29, 2004. For this reason, the ECJ decision of June 29, 2006 only impacts Q3/2006 with a cash outflow of (euro) 8.5 million. After payment in Q3/2006, a total of approximately (euro) 17 million will have been deployed in 2006 for making antitrust payments in addition to the funds from the capital increase. Despite this cash outflow, we are adhering to our guidance of reducing net financial liabilities to below (euro) 240 million by year-end due to higher cash flow provided by operating activities.


Financial Condition
-------------------

Consolidated Cash Flow Statement (unaudited)
                                                                                                       1st Half
---------------------------------------------------------------------------------------------------------------
adjusted by currency impacts / (euro) million                                               2006           2005
---------------------------------------------------------------------------------------------------------------
Cash Flows from operating activities

Net income before taxes                                                                      20.4          26.8
---------------------------------------------------------------------------------------------------------------
Add back of net interest expenses                                                            20.7          23.9
---------------------------------------------------------------------------------------------------------------
Reclassification of the ECJ expense                                                          36.3             -
---------------------------------------------------------------------------------------------------------------
(Gain) loss on disposal of property, plant and equipment                                     -1.0             -
---------------------------------------------------------------------------------------------------------------
Depreciation and amortization of fixed assets                                                25.5          34.8
---------------------------------------------------------------------------------------------------------------
Amortization of refinancing costs                                                             1.7           1.9
---------------------------------------------------------------------------------------------------------------
Income taxes paid                                                                           -10.2          -6.3
---------------------------------------------------------------------------------------------------------------
Interest income received                                                                      2.9           3.0
---------------------------------------------------------------------------------------------------------------
Interest on financial debt paid                                                             -15.7         -17.6
---------------------------------------------------------------------------------------------------------------
Changes in provisions, net                                                                   -5.0          -3.1
---------------------------------------------------------------------------------------------------------------
Changes in Working Capital                                                                  -32.9         -45.6
---------------------------------------------------------------------------------------------------------------
Changes in other operating assets and other liabilities                                       0.0         -12.5
---------------------------------------------------------------------------------------------------------------
Cash provided by operating activities before
antitrust payments                                                                           42.7           5.3
---------------------------------------------------------------------------------------------------------------
Payments relating to antitrust                                                              -89.3         -15.1
---------------------------------------------------------------------------------------------------------------
Cash used in operating activities                                                           -46.6          -9.8
---------------------------------------------------------------------------------------------------------------

Cash Flows from investing activities

Capital expenditure in property, plant and equipment
and intangible assets                                                                       -29.0         -17.4
---------------------------------------------------------------------------------------------------------------
Other investing activities                                                                    1.1             -
---------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                                           -27.9         -17.4
---------------------------------------------------------------------------------------------------------------
Free Cash Flow*                                                                              14.8         -12.1
---------------------------------------------------------------------------------------------------------------

Cash Flows from financing activities

Changes in corporate debt                                                                   -17.6          -9.1
---------------------------------------------------------------------------------------------------------------
Net proceeds from capital increase                                                           81.6           1.8
---------------------------------------------------------------------------------------------------------------
Cash provided by/used in financing activities                                                64.0          -7.3
---------------------------------------------------------------------------------------------------------------
Effect of FX-changes                                                                         -1.1           1.3
---------------------------------------------------------------------------------------------------------------

Total Cash Flow                                                                             -11.6         -33.2
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period                                             93.4         195.5
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                                   81.8         162.3
---------------------------------------------------------------------------------------------------------------
(thereof cash escrow account)                                                                (0.0)       (113.6)
---------------------------------------------------------------------------------------------------------------

*defined as cash provided by operating activities before antitrust payments minus cash flows from investing activities

In line with the reporting in the annual report, we have adapted the quarterly cash flow statements according to the indirect method as defined under IAS 7. To provide a better presentation of the cash flow statement compared to Q1/2006, we have now added back net interest expenses. The expenses resulting from the ECJ decision were also reclassified, as the cash outflow was posted separately under payments for antitrust proceedings.

In H1/2006, cash provided by operating activities before antitrust payments at (euro) 42.7 million was considerably improved against the (euro) 5.3 million in H1/2005 due to the stronger H1/2006 result before ECJ decision of (euro) 56.7 million (PY: (euro) 26.8 million), the lower build up of working capital and decreased interest payments for financial liabilities.

Despite significantly higher capital expenditure, free cash flow in H1/2006 improved by (euro) 26.9 million to (euro) 14.8 million after minus (euro) 12.1 million in H1/2005.

With the typical normalization of working capital in the course of the year, we expect a considerably improved free cash flow of at least (euro) 45 million from today's point of view, which despite (euro) 17 million higher cash outflow for antitrust payments and higher capital expenditure in property, plant and equipment of approximately (euro) 65 million (2005: (euro) 45 million), allows us to maintain our guidance of reducing net financial liabilities to below (euro) 240 million by the year-end.

Cash flow from financing activities resulted in a cash inflow of (euro)
64.0 million (H1/2005: outflows of (euro) 7.3 million), which is mainly due to the proceeds from the capital increase.

Segment Reporting
-----------------

Carbon and Graphite (CG)

                                                                                                       1st Half
---------------------------------------------------------------------------------------------------------------
(euro) million                                                                               2006          2005
---------------------------------------------------------------------------------------------------------------
Sales revenue                                                                               338.5         311.9
---------------------------------------------------------------------------------------------------------------
EBITDA                                                                                       89.8          82.4
---------------------------------------------------------------------------------------------------------------
Profit from operations                                                                       76.1          60.5
---------------------------------------------------------------------------------------------------------------
Return on sales                                                                              22.5%         19.4%
---------------------------------------------------------------------------------------------------------------

In H1/2006, sales increased by 9% to (euro) 338.5 million, currency-adjusted by 7%. This was due to successfully implemented price increases for graphite electrodes and higher sales of cathodes. Despite the planned reduction in graphite electrode shipments, EBIT increased by 26% to
(euro) 76.1 million as a result of price increases and ongoing cost reduction measures. The return on sales improved to 22.5% in comparison to 19.4% in the same six months of the previous year. The average prices for graphite electrodes increased by 22% in USD and 10% in EUR compared to H1/2005. As expected, the reporting period saw a reduction in graphite electrode shipments of 10% compared to the exceptionally strong H1/2005. Even so, deliveries reached a level of 99,000 metric tons, which is comparable to the average first six months of previous years. The factor cost increase was at the upper end of the indicated range of 10-15%.


Specialties (S)

                                                                                                       1st Half
---------------------------------------------------------------------------------------------------------------
(euro) million                                                                               2006          2005
---------------------------------------------------------------------------------------------------------------
Sales revenue                                                                               145.9         127.2
---------------------------------------------------------------------------------------------------------------
EBITDA                                                                                       23.1          14.8
---------------------------------------------------------------------------------------------------------------
Profit from operations                                                                       17.2           8.3
---------------------------------------------------------------------------------------------------------------
Return on sales                                                                              11.8%          6.5%
---------------------------------------------------------------------------------------------------------------

Sales increased by 15% to (euro) 145.9 million, currency-adjusted by 14%, particularly due to demand from the solar and nuclear energy industry as well as from industrial applications and as a result of the good order book in Process Technology. Against H1/2005, which included the weak Q1/2005, EBIT more than doubled owing to the sales growth and the resulting improvement in capacity utilization. Like in Q1/2006, the 11.8% EBIT margin in H1/2006 remains within our target range of 10-15%.


SGL Technologies (T)

                                                                                                       1st Half
---------------------------------------------------------------------------------------------------------------
(euro) million                                                                               2006          2005
---------------------------------------------------------------------------------------------------------------
Sales revenue                                                                                83.7          81.5
---------------------------------------------------------------------------------------------------------------
EBITDA                                                                                        5.7           5.9
---------------------------------------------------------------------------------------------------------------
Profit from operations                                                                        0.2          -0.4
---------------------------------------------------------------------------------------------------------------
Return on sales                                                                               0.2%         -0.5%
---------------------------------------------------------------------------------------------------------------

Sales increased by 3% to (euro) 83.7 million, adjusted for currency, sales remained flat. Higher demand for carbon fibres more than compensated for the project and development related shift of Composites sales to H2/2006. EBIT at
(euro) 0.2 million is positive despite - as reported in Q1 - the burden resulting from a receivables writedown of approximately (euro)1 million due to the Chapter 11 proceedings of Dana Corporation in the USA, one of our customers in the area of Expanded Graphite.


Corporate Costs

                                                                                                       1st Half
---------------------------------------------------------------------------------------------------------------
(euro) million                                                                               2006          2005
---------------------------------------------------------------------------------------------------------------
Other revenue                                                                                 0.8           1.2
Corporate costs                                                                             -14.3         -13.8
EBIT effect from ECJ decision                                                               -23.5             -

Corporate costs remained virtually unchanged in H1/2006 at (euro) 14.3 million compared with the same six months of the previous year, despite higher expenses arising from the implementation of the Sarbanes-Oxley Act as well as share-based payments. The non-recurring charge from the ECJ decision impacts EBIT by (euro) 23.5 million and is presented separately.

Employees

The number of employees in the Group was 5,280 as at June 30, 2006 compared with 5,263 at the end of December 2005. Although the number of employees in Carbon and Graphite and Specialties declined slightly, additional employees were taken on by SGL Technologies due to the planned expansion of business.


Outlook

For Q3/2006, SGL Carbon is anticipating an increase in consolidated sales of at least 10% and consolidated EBIT of at least 20% compared to Q3/2005. Carbon and Graphite sales is likely to increase up to 20%, while the improvement in EBIT is again likely to be stronger with an increase of 30% to 40%. For Specialties, we expect another solid quarter of sales and EBIT, roughly at the same level as the strong third quarter of the previous year. At SGL Technologies, sales growth exceeding 10% and a positive EBIT is expected despite the shortfall of the AUDI special effect compared to Q3/2005.

After the close of the first half-year, the Company is now raising its guidance for 2006, expecting sales to increase by 5-10% and an EBIT improvement before ECJ decision of at least 30%. A financial result before ECJ decision of approximately minus (euro) 50 million is still planned. As a consequence of the improved operating development, we anticipate pre tax and net profit before ECJ decision to more than double against the previous year.

Quarterly Sales Revenue and Profit from Operations by Business Area (unaudited)


                                                                     2005          2005                    2006          2006
-----------------------------------------------------------------------------------------------------------------------------
(euro) million                          Q1        Q2         Q3        Q4     Full Year            Q1        Q2      1st Half
-----------------------------------------------------------------------------------------------------------------------------
Sales revenue
-------------

Carbon and Graphite                  143.3     168.6      157.3     174.5         643.7         152.7     185.8         338.5
-----------------------------------------------------------------------------------------------------------------------------
Specialties                           59.1      68.1       66.3      69.9         263.4          72.3      73.6         145.9
-----------------------------------------------------------------------------------------------------------------------------
SGL Technologies                      38.0      43.5       40.2      37.3         159.0          41.8      41.9          83.7
-----------------------------------------------------------------------------------------------------------------------------
Other                                  0.6       0.6        0.6       0.9           2.7           0.5       0.3           0.8
-----------------------------------------------------------------------------------------------------------------------------
                                     241.0     280.8      264.4     282.6       1,068.8         267.3     301.6         568.9
                                     ----------------------------------------------------------------------------------------

                                                                     2005          2005                    2006          2006
-----------------------------------------------------------------------------------------------------------------------------
(euro) million                          Q1        Q2         Q3        Q4     Full Year            Q1        Q2      1st Half
-----------------------------------------------------------------------------------------------------------------------------
Profit (loss) from operations
-----------------------------

Carbon and Graphite                   26.8      33.7       29.8      31.3         121.6          31.5      44.6          76.1
-----------------------------------------------------------------------------------------------------------------------------
Specialties                            1.5       6.8        6.2       5.3          19.8           8.8       8.4          17.2
-----------------------------------------------------------------------------------------------------------------------------
SGL Technologies                      -0.5       0.1        3.8      -3.2           0.2          -0.8       1.0           0.2
-----------------------------------------------------------------------------------------------------------------------------
Corporate costs                       -6.5      -7.3       -6.8      -8.2         -28.8          -6.4      -7.9 1)      -14.3
-----------------------------------------------------------------------------------------------------------------------------
                                      21.3      33.3       33.0      25.2         112.8          33.1      46.1          79.2
                                      ---------------------------------------------------------------------------------------

1) Excluding charge of (euro)23.5 million resulting from ECJ decision


Quarterly Consolidated Income Statement (unaudited)

                                                                     2005          2005                    2006          2006
-----------------------------------------------------------------------------------------------------------------------------
(euro) million                          Q1        Q2         Q3        Q4     Full Year            Q1        Q2      1st Half
-----------------------------------------------------------------------------------------------------------------------------
Sales revenue                        241.0     280.8      264.4     282.6       1,068.8         267.3     301.6         568.9
-----------------------------------------------------------------------------------------------------------------------------
Cost of sales                       -174.7    -191.9     -183.8    -196.3        -746.7        -185.2    -202.5        -387.7
-----------------------------------------------------------------------------------------------------------------------------
Gross profit                          66.3      88.9       80.6      86.3         322.1          82.1      99.1         181.2
-----------------------------------------------------------------------------------------------------------------------------
Selling/administration
/research/other                      -45.0     -55.6      -47.6     -61.1        -209.3         -49.0     -53.0        -102.0
-----------------------------------------------------------------------------------------------------------------------------
EBIT effect from
ECJ decision                                                                                              -23.5         -23.5
-----------------------------------------------------------------------------------------------------------------------------
Profit from operations                21.3      33.3       33.0      25.2         112.8          33.1      22.6          55.7
-----------------------------------------------------------------------------------------------------------------------------
Net financing costs                  -13.1     -14.7      -17.6     -20.2         -65.6         -12.3     -10.2         -22.5
-----------------------------------------------------------------------------------------------------------------------------
Interest effect from
ECJ decision                                                                                        -     -12.8         -12.8
-----------------------------------------------------------------------------------------------------------------------------
Profit (loss) before
taxes                                  8.2      18.6       15.4       5.0          47.2          20.8      -0.4          20.4
-----------------------------------------------------------------------------------------------------------------------------
Income taxes                          -4.3      -7.6       -6.1      -1.1         -19.1          -8.4     -11.0         -19.4
-----------------------------------------------------------------------------------------------------------------------------
Net profit (loss) before
minority interests                     3.9      11.0        9.3       3.9          28.1          12.4     -11.4           1.0
-----------------------------------------------------------------------------------------------------------------------------








Important note:

This interim report contains opinions on future developments which are based on currently available information and do not include the risks and uncertainties which may result in the actual results deviating from the opinions given on future developments. The opinions on future developments are not to be taken as guarantees. Rather, the future developments and occurrences are dependent on a multitude of factors, they include different risks and imponderables and are based on assumptions which may prove to be inaccurate. These include, for example, unforeseeable changes in policy, economic and social conditions, especially in terms of electric steel production, the competitive situation, interest rate and currency developments, technological developments and other risks and imponderables. We see further risks in, amongst other things, price developments, unforeseeable events in terms of acquired companies and Group companies, as well as with the current cost optimization programs. SGL Carbon does not intend to update these opinions on future developments.



Investor Relations Contact
--------------------------
SGL CARBON AG o  Head Office o  Investor Relations
Rheingaustrasse 182 o  D-65203 Wiesbaden
Phone +49 611 60 29-0 o  Fax +49 611 60 29-101
e-mail cpc@sglcarbon.de o  www.sglcarbon.de

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            SGL CARBON Aktiengesellschaft



Date: July 26, 2006                By:      /s/ Robert J. Kohler
                                            ------------------------------
                                            Name:    Robert J. Koehler
                                            Title:   Chairman of the Board of
                                                     Management


                                   By:      /s/ Sten Daugaard
                                            -----------------------------
                                            Name:    Mr. Sten Daugaard
                                            Title:   Member of the Board of
                                                     Management